Announcement








                  Company GoldmanSachs International
                  TIDMTTP
                  Headline EMM Disclosure
                  Released 11:34 11 Mar 2003
                  Number 5626I






RNS Number:5626I
GoldmanSachs International
11 March 2003


EMM DISCLOSURE

                                       FORM 38.5 (SUMMARY)


Lodge with a RIS and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS



Name of EMM

Goldman Sachs International




Date of disclosure

11 March 2003


Contact name

Peter Highton



Telephone number

0207-774-1935



Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:



Oxford Glycosciences plc



AMENDMENT

If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element(s) of previous disclosure was incorrect:




In the case of option business or dealings in derivatives full details should begiven on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), thee xercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing outdate) and the reference price.



For full details of the disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel.
No: 020 7638 0129.
Email: monitoring@disclosure.org.uk



                                                     FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS



Dealing in (name of company)

Oxford Glycosciences plc




Class of security

Ordinary Shares




Date of disclosure

11 March 2003



Date of dealing

10 March 2003



Name of EMM

Goldman Sachs International




Name of offeree/offeror with whom connected

Oxford Glycosciences plc



Total number of securities purchased

94,613



Highest price paid*

1.9028 GBP Sterling



Lowest price paid*

1.9028 GBP Sterling



Total number of securities sold

0



Highest price received*

0.00 GBP Sterling



Lowest price received*
0.00 GBP Sterling



*Currency must be stated